Exhibit 23.02

McGladrey& Pullen
Certified Public Accountants

McGladrey & Pullen, LLP One South Wacker Dr Ste 800, Chicago, IL 60606-3392 0 312.384.6000 F 312.634.3410 www.mcgladrey.com

October 12, 2009

Mr. Richard Clement
Pebble Asset Management, LLC
3500 N. Causeway Blvd., Suite 160
Metairie, LA 70002

Dear Mr. Clement:

Per your request, we consent to the use of our name, McGladrey & Pullen, LLP, in the prospectus and disclosure document for Pebble US Market Fund, L.L.C. (the Fund), expected to be filed this month. We confirm that we have been engaged to perform the audit of the Fund's financial statements for the period from inception through December 31, 2009 and for the year ending December 31, 2010. We understand that the Fund is currently being organized and, therefore, has no previous financial information.

Best regards,

/s/ Paul J. Nockels

Paul J. Nockels
McGladrey & Pullen, LLP